UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

October 12, 2021

(Date of Report (Date of earliest event reported)

FUNDRISE GROWTH EREIT VII, LLC

(Exact name of registrant as specified in its charter)

Delaware	84-4457263
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.         Other Events

Asset Acquisition

FR - Timbergrove Village Controlled Subsidiary – Timbergrove Village Property - Houston, TX

On October 12, 2021, we acquired ownership of a “majority-owned subsidiary,” FR - Timbergrove Village, LLC (the “FR - Timbergrove Village Controlled Subsidiary”), for a purchase price of approximately $1,151,000, which is the stated value of our equity in a new investment round in the FR - Timbergrove Village Controlled Subsidiary (the “Timbergrove Village Growth VII eREIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round for the FR - Timbergrove Village Controlled Subsidiary for a purchase price of approximately $10,359,000 (the “Timbergrove Village Interval Fund Investment” and, together with the Timbergrove Village Growth VII eREIT Investment, the “Timbergrove Village Investment”). The FR - Timbergrove Village Controlled Subsidiary used the proceeds of the Timbergrove Village Investment to acquire 8.9 acres of unimproved land generally located off of Minimax Drive in Houston, TX (the “Timbergrove Village Property”). We anticipate the FR - Timbergrove Controlled Subsidiary, or one of our affiliates, will construct ninety-seven (97) single-family homes on the Timbergrove Property, with the first set of homes expected to be delivered in October 2022. The initial Timbergrove Growth VII eREIT Investment was funded with proceeds from our Offering, and the closing of the initial Timbergrove Growth VII eREIT Investment and Timbergrove Property occurred concurrently.

The FR - Timbergrove Village Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Timbergrove Village Growth VII eREIT Investment, we have authority to manage the Timbergrove Village Property through the FR - Timbergrove Village Controlled Subsidiary. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the Timbergrove Village Investment, paid directly by the FR - Timbergrove Village Controlled Subsidiary.

The total purchase price for the Timbergrove Village Property is anticipated to be approximately $42,685,000, an average of approximately $440,000 per home. The Timbergrove Village Property will be operated within a typical for-sale housing community. The home builder expects to deliver approximately ten (10) homes per month, with full delivery of the ninety-seven (97) homes expected in July 2023.

The Timbergrove Village Property will have a mix of unit types and floorplans, ranging from 1,804 square foot, 3 bedroom, 2.5 bath homes to 2,127 square foot, 3 bedroom, 2.5 bath homes. Due to the new construction, it is not anticipated that material hard or soft costs will be incurred in the near term. It is anticipated that professional third party property management will be installed to manage the Timbergrove Village Property.

The following table contains underwriting assumptions for the Timbergrove Village Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Timbergrove Village Property	5.00%	3.27%	2.75%	4.75%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE GROWTH EREIT VII, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: October 18, 2021